UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2017

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2017

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager, Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

BTMU Reaches Agreement with U.S. Office of the Comptroller of the Currency Following change of Supervisory Agency of BTMU’s U.S. Branches and Agencies

Tokyo, November 10, 2017—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc. (“MUFG”), announced today that it and its New York Branch entered into a Stipulation and Consent to the Issuance of a Consent Order with the U.S. Office of the Comptroller of the Currency (“OCC”) on November 9, 2017. Under the Stipulation and Consent, BTMU stipulates to the entry by the OCC of a Consent Order that includes remedial terms and conditions that are substantively the same as those included in the consent agreements that BTMU and BTMU’s New York Branch had reached with the New York State Department of Financial Services (“DFS”) on June 20, 2013 and November 18, 2014. This Consent Order will enable the OCC to supervise BTMU’s plans to enhance its internal controls and compliance program relating to Office of Foreign Assets Control (“OFAC”) sanctions requirements.

BTMU executed this Stipulation and Consent with the OCC two days after converting its U.S. Branches and Agencies from state-licensed branches and agencies under the supervision of state regulatory agencies to federally licensed branches and agencies under the supervision of the OCC. With branches and agencies in four different states, BTMU sought this conversion as part of a larger effort to consolidate its U.S. banking operations under federal supervision. The conversion to OCC supervision became effective on November 7, 2017.

MUFG intends to complete the remediation work currently underway to enhance its internal controls and compliance program, and is committed to achieving the highest standards of integrity and regulatory compliance in its business operations.

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Contacts:

Mitsubishi UFJ Financial Group	Public Relations Division	81-3-3240-7651

The Bank of Tokyo-Mitsubishi UFJ	Public Relations Division	81-3-3240-2950